EXHIBIT 99.1

Form 51-102F4
BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of Company

Nevoro Inc. (“Nevoro”) 141 Adelaide Street West Suite 420 Toronto, Ontario M5H 3L5

1.2	Executive Officer

The following executive officer of the Company is knowledgeable about the significant acquisition and this report:

William Schara
President and Chief Executive Officer
Telephone: (416) 363-8238

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On June 10, 2008, (the “Effective Date”) Nevoro, Nevoro Platinum Inc. (“Subco”) and Aurora Platinum Exploration Inc. (formerly Aurora Metals (BVI) Limited) (“Aurora”) completed a business combination whereby Subco and Aurora merged and continued as one corporation with the same effect as if they were amalgamated, through a court approved statutory plan of arrangement under Section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”).

Aurora is a British Columbia company in the business of exploring for platinum group elements, nickel, copper, cobalt and chromite. Aurora controls 4,758 acres of patented and unpatented mining claims in Montana, U.S.A.

2.2	Date of Acquisition

June 10, 2008

2.3	Consideration

Pursuant to the Arrangement, each Aurora common share has been cancelled and the holders thereof have received, or are entitled to receive, for each such Aurora common share, one Nevoro common share. 19,981,476 Nevoro common shares have been issued to, or are reserved for issuance to, former holders of Aurora common shares.

2.4	Effect on Financial Position

As a result of the Arrangement, Aurora became a wholly owned subsidiary of Nevoro. Other than the transactions referenced in Nevoro’s material change report dated July 30, 2008 and in Nevoro’s press releases dated June 12, 2008 and August 8, 2008, there are currently no plans or proposals for material changes in the business affairs of Nevoro or affairs of Aurora which may have a significant effect on the results of operations and financial position of Nevoro.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

The Acquisition was not with an informed person, associate or affiliate of Nevoro.

2.7	Date of Report

As of August 8, 2008

Item 3	Financial Statements

See Schedule “A” attached hereto.

SCHEDULE “A”
FINANCIAL STATEMENTS

NEVORO INC.
(AN EXPLORATION STAGE COMPANY)

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008

(EXPRESSED IN U.S. DOLLARS)

UNAUDITED

COMPILATION REPORT ON THE UNAUDITED
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of Nevoro Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of Nevoro Inc. as at March 31, 2008 and the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2008 and the year ended December 31, 2007, and have performed the following procedures:

1.
Compared the figures in the column captioned “Nevoro Inc.” (“Nevoro”) to the unaudited consolidated financial statements of Nevoro as at and for the three months ended March 31, 2008 and the audited consolidated statement of operations of Nevoro for the year ended December 31, 2007, respectively, and found them to be in agreement.

2.
Compared the figures in the column captioned “Aurora Platinum Exploration Inc.” (“Aurora”) to the unaudited consolidated financial statements of Aurora as at and for the three months ended March 31, 2008 and the audited consolidated statement of operations of Aurora for the year ended December 31, 2007, respectively, and found them to be in agreement.

3.	Made enquiries of certain officials of Nevoro who have responsibility for financial and accounting matters about:
a)	the basis for determination of the pro forma adjustments; and
b)	whether the pro forma consolidated financial statements comply as to form in all material respects with the applicable regulatory requirements.

The officials:
a)	described to us the basis for determination of the pro forma adjustments; and
b)	stated that the pro forma consolidated financial statements comply as to form in all material respects with the applicable regulatory requirements.

4.	Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.
Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Nevoro Inc.”, and “Aurora Platinum Exploration Inc.” as at and for the period ended March 31, 2008 and for the year ended December 31, 2007 and found the amounts in the column captioned “Pro Forma Consolidated” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

McGOVERN, HURLEY, CUNNINGHAM, LLP

Chartered Accountants
Licensed Public Accountants

TORONTO, Ontario
July 20, 2008

NEVORO INC.
(AN EXPLORATION STAGE COMPANY)
PRO-FORMA CONSOLIDATED BALANCE SHEET
AS AT MARCH 31, 2008
(EXPRESSED IN U.S. DOLLARS)

		Aurora
		Platinum
	Nevoro	Exploration
	Inc.	Inc.	Adjustments		Pro Forma
	(Unaudited)	(Unaudited)	Note 4		Consolidated

ASSETS
CURRENT
Cash and cash equivalents	$4,532,308	$2,432	$(750,000	)(c)	$3,784,740
Available-for-sale securities	-	4,257	-		4,257
Amounts receivable, prepaids and other	118,685	10,121	-		128,806

	4,650,993	16,810	(750,000)		3,917,803
MINERAL INTERESTS	11,756,327	-	1,285,865	(b)	24,546,744
			11,544,552	(c)
			(40,000)	(d)
EQUIPMENT	75,845	-	-		75,845

	$16,483,165	$16,810	$12,040,417		$28,540,392

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$581,545	$308,156	$-		$889,701
FUTURE INCOME TAX LIABILITY	2,746,300	-	-		2,746,300

	3,327,845	308,156	-		3,636,001

SHAREHOLDERS' EQUITY
CAPITAL STOCK (Note 5)	15,153,984	199,815	11,789,071	(c)	26,943,055
			(199,815	)(c)
ADDITIONAL PAID-UP CAPITAL	-	1,775,049	(1,775,049	)(c)	-
ACCUMULATED OTHER COMPREHENSIVE INCOME	18,985	-	-		18,985
BROKER WARRANTS	280,180	-	-		280,180
STOCK OPTIONS	3,620,971	-	-		3,620,971
DEFICIT	(5,918,800)	(2,266,210)	1,281,365	(b)	(5,958,800)
			4,500	(b)
			980,345	(c)
			(40,000	)(d)

	13,155,320	(291,346)	12,040,417		24,904,391

	$16,483,165	$16,810	$12,040,417		$28,540,392

Signed: __"William Schara" _, Director

Signed: ___"Philip Martin" __ , Director

Unaudited

NEVORO INC.
(AN EXPLORATION STAGE COMPANY)
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2008
(EXPRESSED IN U.S. DOLLARS)

		Aurora
		Platinum
	Nevoro	Exploration
	Inc.	Inc.	Adjustments		Pro Forma
	(Unaudited)	(Unaudited)	Note 4		Consolidated

EXPENSES
Stock-based compensation	$182,325	$-	$-		$182,325
Travel	85,889	-	-		85,889
Management, consulting and directors' fees	57,398	-	-		57,398
Investor relations	16,450	-	-		16,450
Office and general	35,708	14,400	-		50,108
Professional fees	-	135,858	-		135,858
Salaries and benefits	221,921	-	-		221,921
Occupancy costs	34,586	-	-		34,586
Filing, listing and transfer agent fees	8,786	-	-		8,786
Foreign exchange loss	38,603	-	-		38,603
Amortization	5,597	-	-		5,597
Insurance	9,851	-	-		9,851

Loss before the undernoted	697,114	150,258	-		847,372
Interest income	(29,360)	-	-		(29,360)
General exploration and
write-down of mineral interests	1,379,497	4,500	(4,500	)(b)	1,379,497

Loss before income taxes	2,047,251	154,758	(4,500)		2,197,509
Future income tax (recovery)	(575,500)	-	-		(575,500)

NET LOSS FOR THE PERIOD	$1,471,751	$154,758	$(4,500)		$1,622,009

Unaudited

NEVORO INC.
(AN EXPLORATION STAGE COMPANY)
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007
(EXPRESSED IN U.S. DOLLARS)

		Aurora
		Platinum
	Nevoro	Exploration
	Inc.	Inc.	Adjustments		Pro Forma
	(Audited)	(Audited)	Note 4		Consolidated

EXPENSES
Stock-based compensation	$2,353,406	$-	$-		$2,353,406
Travel	171,957	-	-		171,957
Management, consulting and directors' fees	250,401	3,037	-		253,438
Investor relations	84,705	-	-		84,705
Office and general	105,156	42,952	-		148,108
Professional fees	102,065	54,300	-		156,365
Salaries and benefits	236,649	-	-		236,649
Occupancy costs	53,996	-	-		53,996
Filing, listing and transfer agent fees	85,006	-	-		85,006
Foreign exchange (gain)	(10,422)	-	-		(10,422)
Amortization	13,780	-	-		13,780
Insurance	29,297	-	-		29,297

Loss before the undernoted	3,475,996	100,289	-		3,576,285
Interest income	(155,136)	-	-		(155,136)
General exploration and
write-down of mineral interests	589,131	26,825	(26,825	)(e)	589,131
Forgiveness of management fees	-	(35,000)	-		(35,000)
Other income	-	(58,571)	40,000	(f)	(18,571)
Unrealized loss on other than temporary
impairment of available for sale securities	-	31,614	-		31,614

Loss before income taxes	3,909,991	65,157	13,175		3,988,323
Future income tax (recovery)	(55,803)	-	-		(55,803)

NET LOSS FOR THE YEAR	$3,854,188	$65,157	$13,175		$3,932,520

Unaudited

NEVORO INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(EXPRESSED IN U.S. DOLLARS)

1.	BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheet of Nevoro Inc. (“Nevoro” or the "Company") as at March 31, 2008 and the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2008 and for the year ended December 31, 2007, have been prepared for inclusion in the Business Acquisition Report ("BAR") of the Company relating to the acquisition by Nevoro of 100% of the issued and outstanding common shares of Aurora Platinum Exploration Inc. (formerly Aurora Metals (BVI) Ltd.) ("Aurora").

The unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of operations have been prepared by management in accordance with the accounting policies as disclosed in the audited consolidated financial statements as at December 31, 2007 and the March 31, 2008 unaudited consolidated financial statements of Nevoro. The significant accounting policies of Aurora conform in all material respects to those of Nevoro, except for those disclosed in Note 2. The pro forma adjustments as described in Note 4 are based on available information and certain estimates and assumptions.

The unaudited pro forma consolidated financial statement information is not intended to be indicative of the financial position or the results that actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction will differ from those recorded in the unaudited pro forma consolidated financial statements.

Management of Nevoro believes that the assumptions used provide a reasonable basis for presenting all of the significant effects of the transaction and that the pro forma adjustments give appropriate effect to those assumptions and are appropriately applied in the unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of operations.

The unaudited pro forma consolidated balance sheet as at March 31, 2008 has been prepared from the unaudited consolidated balance sheet of Nevoro as at March 31, 2008, and the unaudited consolidated balance sheet of Aurora as at March 31, 2008 after giving pro forma effect to the acquisition of Aurora by Nevoro as though it had occurred on March 31, 2008 based on the assumptions disclosed in Note 4.

The unaudited pro forma consolidated statement of operations for the period ended March 31, 2008, has been prepared from the unaudited consolidated statement of operations of Nevoro for the period ended March 31, 2008, and the unaudited consolidated statement of operations of Aurora for the period ended March 31, 2008, after giving pro forma effect to the acquisition of Aurora by Nevoro as if it had occurred on January 1, 2008 based on the assumptions in Note 4.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2007 has been prepared from the audited consolidated statement of operations of Nevoro for the year ended December 31, 2007 and the audited consolidated statement of operations of Aurora for the year ended December 31, 2007, after giving pro forma effect to the acquisition of Aurora by Nevoro as if it had occurred on January 1, 2007 based on the assumptions in Note 4.

These unaudited pro forma consolidated financial statements should be read in conjunction with the unaudited consolidated financial statements of Nevoro and Aurora as at and for the period ended March 31, 2008 and the audited consolidated financial statements of Nevoro and Aurora as at and for the year ended December 31, 2007.

Unaudited

NEVORO INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(EXPRESSED IN U.S. DOLLARS)

2.	RECONCILIATION TO CANADIAN GAAP

The consolidated financial statements of Aurora are prepared in accordance with US GAAP. US GAAP differs from Canadian GAAP as follows:

Under Canadian GAAP, resource property exploration costs can be deferred and amortized during the search for a commercially mineable body of ore, while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred until such time that proven reserves are discovered.

For the period cumulative from inception to March 31, 2008, Aurora's accounting for exploration costs under US GAAP differs materially from the accounting under Canadian GAAP. As such, the cumulative project development expenses of $235,291, the cumulative finder's fee of $72,750, the cumulative exploration expense recorded of $910,329 and the cumulative lease maintenance fee of $67,495 reflected on the Aurora consolidated statements of operations for U.S. GAAP purposes, would be recorded as mineral interests on the balance sheet in the aggregate amount of $1,285,865 for Canadian GAAP purposes.

3.	ACQUISITION OF AURORA

On June 10, 2008, Nevoro, Nevoro Platinum Inc. (“Subco”) and Aurora completed a business combination whereby Subco and Aurora merged and continued as one corporation with the same effect as if they were amalgamated, through a court approved statutory plan of arrangement under Section 288 of the Business Corporations Act (British Columbia). Each common share of Aurora was cancelled and the shareholders thereof received, for each such common share of Aurora, one common share of Nevoro.

The acquisition is accounted for using the purchase method of accounting, with Nevoro being identified as the acquirer and Aurora as the acquiree. In accordance with the purchase method of accounting, the purchase consideration of $11,789,071 and the estimated transaction costs of $750,000 are allocated to the underlying assets acquired and liabilities assumed, based on their fair values at the date of acquisition. Total consideration of $12,539,071 exceeded the carrying value of the net assets acquired by $11,544,552 which was applied to increase the carrying value of the mineral interests. Aurora was formed in the British Virgin Islands which does not require the payment of income taxes. Aurora was continued into British Columbia on May 5, 2008. Upon immigration into Canada, Aurora will be deemed to have disposed of, at fair market value, each property owned by it and will also be deemed to have reacquired such property at the same amount at the time immediately after immigration to Canada. Accordingly, at the time of immigration, the fair value of the Aurora assets will be equal to the tax value of the assets.

The allocation of the purchase cost to assets and liabilities acquired is as follows:

Purchase Price Allocation
Cash	$2,432
Available-for-sale securities	4,257
Amounts receivable, prepaids and other	10,121
Mineral interests	12,830,417
Accounts payable and accrued liabilities	(308,156)
$12,539,071
Consideration
19,981,476 Nevoro common shares	$11,789,071
Transaction costs	750,000
$12,539,071

The unaudited pro forma consolidated financial statements assume the value of the shares issued to effect the combination is based on their market price over a reasonable period before and after the date the terms of the business combination were agreed to and announced. The 19,981,476 Nevoro common shares issued were valued at $0.59 (CDN$0.59) for a total purchase consideration of $11,789,071.

Unaudited

NEVORO INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(EXPRESSED IN U.S. DOLLARS)

4.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS
The unaudited pro forma consolidated balance sheet as at March 31, 2008 gives effect to the following adjustments and assumptions as if they had occurred on March 31, 2008, the unaudited pro-forma consolidated statement of operations for the period ended March 31, 2008, reflects the following adjustments and assumptions as if they had occured on January 1, 2008.

(a)	The acquisition described in Note 3 receive all required shareholder and regulatory approvals.
(b)	The capitalization of mineral property expenditures under Canadian GAAP (Note 2).
(c)	The issuance of 19,981,476 common shares valued at $11,789,071 for the acquisition of Aurora, and the related estimated transaction costs of $750,000 for total consideration of $12,539,071 (Note 3).
(d)	The elimination on consolidation of the payment of $40,000 paid by Nevoro to Aurora under an exclusivity agreement.

the unaudited pro-forma consolidated statement of operations for the year ended December 31, 2007 reflects the following transactions as if they had occured on January 1, 2007.

(e)	The capitalization of mineral property expenditures under Canadian GAAP (Note 2).
(f)	The elimination on consolidation of the payment of $40,000 paid by Nevoro to Aurora under an exclusivity agreement.

Unaudited

NEVORO INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(EXPRESSED IN U.S. DOLLARS)

5.	PRO FORMA LOSS PER SHARE AND SHARE CAPITAL CONTINUITY

The pro forma loss per share is based on the weighted average number of common shares outstanding at March 31, 2008 is as follows:
Basic Loss Per Share

Weighted average number of Nevoro common shares outstanding	75,152,871
Weighted average of issuance of shares for Aurora acquisition	19,981,476
Weighted average number of shares outstanding	95,134,347

Pro forma adjusted net loss for the period ended March 31, 2008	$(1,622,009)
Pro forma adjusted basic loss per share	$(0.02)

Diluted Loss Per Share

The diluted loss per share for the period ended March 31, 2008, is the same as basic loss per share.

Share Capital Continuity

	Number of
	Shares	Value
Nevoro common shares issued and outstanding, March 31, 2008	75,163,585	$15,153,984
Issuance of shares to acquire 100% of the issued and outstanding share capital of Aurora	19,981,476	11,789,071
Total pro forma common shares outstanding, March 31, 2008	95,145,061	$26,943,055

The pro forma loss per share is based on the weighted average number of common shares outstanding at December 31, 2007 as follows:

Basic Loss Per Share

Weighted average number of Nevoro common shares outstanding	62,069,012
Weighted average of issuance of shares for Aurora acquisition	19,981,476
Weighted average number of shares outstanding	82,050,488
Pro forma adjusted net loss for the year ended December 31, 2007	$(3,932,520)
Pro forma adjusted basic loss per share	$(0.05)

Diluted Loss Per Share

The diluted loss per share for the year ended December 31, 2007 is the same as basic loss per share.

Share Capital Continuity

	Number of
	Shares	Value
Nevoro common shares issued and outstanding, December 31, 2007	75,148,585	$15,148,029
Issuance of shares to acquire 100% of the issued and outstanding share capital of Aurora	19,981,476	11,789,071
Total pro forma common shares outstanding, December 31, 2007	95,130,061	$26,937,100

Unaudited